Exhibit 99.1

Gerdau Ameristeel Announces Record 2006 Results and Declares Special Dividend

TAMPA, FL, February 7, 2007 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today reported net income of $378.6 million, or $1.24 per share fully diluted, on net sales of $4.5 billion for the year ended December 31, 2006, compared to net income of $295.5 million, or $0.97 per share fully diluted, on net sales of $3.9 billion for the year ended December 31, 2005. For the three months ended December 31, 2006, Gerdau Ameristeel reported net income of $69.4 million, or $0.23 per share fully diluted, on net sales of $1.0 billion, compared to a net income of $80.4 million, or $0.26 per share fully diluted, on net sales of $0.9 billion for the three months ended December 31, 2005. EBITDA for the three months ended December 31, 2006 was $147.3 million and $756.4 million for the year ended December 31, 2006, compared to EBITDA for the three months ended December 31, 2005 of $157.3 million and $620.9 million for the year ended December 31, 2005.

As previously reported in the third quarter, the Company’s 2006 results include a pretax charge of approximately $41.8 million related to the closure of the melt shop operations of its Perth Amboy, New Jersey wire rod mill. Included in selling and administrative expense for the year ended December 31, 2006 is a non-cash pretax expense of $34.4 million to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $4.1 million for the year ended December 31, 2005.

During 2006, the Company completed acquisitions in all of its vertically integrated operations. On November 1, 2006, the Company completed the acquisition of a controlling interest in Pacific Coast Steel, a fabricator and installer of rebar with approximately a 200,000 ton capacity. On June 12, 2006, the Company completed the acquisition of Sheffield Steel Corporation of Sand Springs, Oklahoma, a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. On February 10, 2006, the Company acquired Fargo Iron and Metal Company, a scrap yard and processing facility in Fargo, North Dakota with approximately 50,000 tons of scrap generating capacity.

In July 2006, the outstanding Sheffield Senior Secured Notes were redeemed for approximately $88.5 million. In September 2006, the Company redeemed its Cdn $125.0 million convertible debentures for cash at par plus accrued interest. The Company recorded an interest charge of $5.6 million to write off the remaining unamortized fair market adjustment of these convertible debentures.

On February 6, 2007, the Board of Directors approved a special dividend of $0.27 (twenty-seven US$ cents) per common share in addition to the regular quarterly dividend of $0.02 (two US$ cents) per common share, payable March 9, 2007 to shareholders of record at the close of business on February 22, 2007.

The following table summarizes Gerdau Ameristeel’s results for the three months ended December 31, 2006 compared to the results for the three months ended December 31, 2005. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP), except EBITDA which is reconciled below.

	For the Three Months Ended
	December 31, 2006	December 31, 2005
Income Statement ($000’s except EPS)
Net sales	$1,039,133	$934,243
Operating income	110,274	104,747
Net income	69,370	80,392
EBITDA	147,304	157,300
EPS - Basic	$0.23	$0.26
EPS - Diluted	$0.23	$0.26
Average shares outstanding (000’s)	305,320	304,427

	December 31, 2006	December 31, 2005
Balance Sheet ($000’s except share price)
Working capital	$1,070,854	$1,115,579
Total debt	431,655	530,345
Book value	1,852,134	1,584,019
Market capitalization	2,723,959	1,717,219
Share price (note 1)	$8.92	$5.64

Excluding 50% owned joint ventures, the Company shipped 1.5 million tons of finished steel in the three months ended December 31, 2006, an increase of 2.2% over the three months ended December 31, 2005. Average mill prices for the three months ended December 31, 2006 increased $45 per ton, or 8.3%, compared to the three months ended December 31, 2005. Scrap raw material cost for the three months ended December 31, 2006 decreased $2 per ton, or 1.3%, compared to the three months ended December 31, 2005. Metal spread, the difference between mill selling prices and scrap raw material cost, for the three months ended December 31, 2006 increased $48 per ton, or 13.4%, compared to the three months ended December 31, 2005. Mill manufacturing costs were $266 per ton for the three months ended December 31, 2006 compared to $249 per ton for the three months ended December 30, 2005. In order to maintain a balance between steel production and demand, the Company curtailed production at most of its facilities in the fourth quarter. This reduced production level resulted in a significant increase in per ton manufacturing costs as the fixed costs are spread over a reduced number of tons.

The following table summarizes Gerdau Ameristeel’s results for the year ended December 31, 2006 compared to the results for the year ended December 31, 2005. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP), except EBITDA which is reconciled below.

	For the Year Ended
	December 31, 2006	December 31, 2005
Income Statement ($000’s except EPS)
Net sales	$4,464,203	$3,897,143
Operating income	512,942	400,505
Net income	378,646	295,497
EBITDA	756,367	620,922
EPS - Basic	$1.24	$0.97
EPS - Diluted	$1.24	$0.97
Average shares outstanding (000’s)	304,993	304,277

Excluding 50% owned joint ventures, the Company shipped 6.6 million tons of finished steel for the year ended December 31, 2006, an increase of 4.2% over the year ended December 31, 2005. Average mill prices for the year ended December 31, 2006 increased $51 per ton, or 9.8%, compared to the year ended December 31, 2005. Scrap raw material costs for the year ended December 31, 2006 increased $16 per ton, or 8.7%, compared to the year ended December 31, 2005. Metal spread, the difference between mill selling prices and scrap raw material cost, for the year ended December 31, 2006 increased $36 per ton, or 10.4%, compared to the year ended December 31, 2005. Mill manufacturing costs were $249 per ton for the year ended December 31, 2006 compared to $239 per ton for the year ended December 31, 2005. Fabricated steel prices for the year ended December 31, 2006 increased $48 per ton compared to the year ended December 31, 2005.

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

Tons Shipped	157,705	202,859	772,915	764,379

Operating Income ($ 000)	13,011	23,125	116,293	91,091
Net Income ($ 000)	12,588	23,054	115,606	91,201
EBITDA ($ 000)	15,932	27,607	126,113	102,694

	$/Ton	$/Ton	$/Ton	$/Ton

Average Selling Price	559.80	543.49	590.64	549.48
Scrap Charged	238.78	232.25	242.43	241.64
Metal Spread	321.02	311.24	348.21	307.84

Operating Income	82.50	114.00	150.46	119.17
EBITDA	101.02	136.09	163.17	134.35

For the three months ended December 31, 2006, Gerdau Ameristeel’s income from operations was $110.3 million and our share of the operating income of the joint ventures was $13.0 million. Based on 1.6 million tons of finished steel shipped, the composite operating income was $75 per ton for the three months ended December 31, 2006. For the three months ended December 31, 2005, Gerdau Ameristeel’s income from operations was $104.7 million and our share of the operating income of the joint ventures was $23.1 million. Based on 1.7 million tons of finished steel shipped, the composite operating income was $77 per ton for the three months ended December 31, 2005.

For the year ended December 31, 2006, Gerdau Ameristeel’s income from operations was $512.9 million and our share of the operating income of the joint ventures was $116.3 million. Based on 7.3 million tons of finished steel shipped, the composite operating income was $86 per ton for the year December 31, 2006. For the year ended December 31, 2005, Gerdau Ameristeel’s income from operations was $400.5 million and our share of the operating income of the joint ventures was $91.1 million. Based on 7.1 million tons of finished steel shipped, the composite operating income was $70 per ton for the year ended December 31, 2005.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“Overall, we are encouraged by the record results of 2006. With safety at the forefront, we endeavor to maintain an exceptional human resource base, a solid operating and technical knowledge platform and a strong balance sheet with the flexibility to benefit from a wide range of potential economic scenarios.

We expect our normal springtime demand strengthening to maintain a favorable price and spread environment for our bar products. The health of the construction sector is confirmed by our rebar fabrication backlog which is strong in terms of price and volume. Gallatin’s hot rolled sheet order book has improved measurably and we are hopeful that hot rolled prices and spreads will reverse the deteriorating trend exhibited in the fourth quarter of 2006.

Even with the challenges that the cyclical nature of our business poses, we believe our organization is fully prepared to continue to optimize its performance through relentless execution of our core values and business strategies. We are focused on further building on the safety and productivity gains we achieved in 2006. In order to remain competitive on a global basis, we have budgeted $250 million for capital investments in 2007.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its fourth quarter conference call on Wednesday, February 7, 2007, at 2:30 pm EST. The call will be hosted by Mario Longhi, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned joint venture minimill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended
	December 31, 2006	December 31, 2005
($000s)
Net income	$69,370	$80,392
Income tax expense	40,467	35,348
Interest and other expense on debt	7,039	11,730
Depreciation and amortization	30,303	27,884
Earnings from joint ventures	(12,588)	(23,054)
Cash distribution from joint ventures	10,000	25,000
Minority interest	2,713	-
EBITDA	$147,304	$157,300

	For the Year Ended
	December 31, 2006	December 31, 2005
($000s)
Net income	$378,646	$295,497
Income tax expense	198,929	144,687
Interest and other expense on debt	43,619	50,420
Depreciation and amortization	146,490	105,691
Earnings from joint ventures	(115,606)	(91,201)
Cash distribution from joint ventures	101,576	115,828
Minority interest	2,713	-
EBITDA	$756,367	$620,922

For more information please contact:

Mario Longhi	Tom J. Landa
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2346	(813) 207-2300
mlonghi@gerdauameristeel.com	tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	December 31, 2006		December 31, 2005

Production	Tons		Tons
Melt Shops	1,525,232		1,483,578
Rolling Mills	1,484,951		1,486,464

Finished Steel Shipments	Tons	%	Tons	%
Rebar	345,117	23	329,136	23
Merchant / Special Sections	714,306	48	723,749	50
Rod	142,531	10	152,115	10
Fabricated Steel	255,027	17	247,114	17
PCS	26,662	2	-	-
Total Shipments	1,483,643	100	1,452,114	100

Selling Prices	$/Ton		$/Ton
Mill external shipments	587.08		541.94
Fabricated steel shipments	762.86		723.70

Scrap Charged	183.09		185.54

Metal Spread (selling price less scrap)
Mill external shipments	403.99		356.40
Fabricated steel shipments	579.77		538.16

Mill manufacturing cost	265.70		248.50

Operating Income	74.33		72.13

EBITDA	99.29		108.32

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Year Ended
	December 31, 2006		December 31, 2005

Production	Tons		Tons
Melt Shops	6,679,084		6,124,075
Rolling Mills	6,402,295		6,016,155

Finished Steel Shipments	Tons	%	Tons	%
Rebar	1,518,827	23	1,473,216	23
Merchant / Special Sections	3,152,705	48	3,054,154	49
Rod	729,595	11	702,970	11
Fabricated Steel	1,125,620	17	1,057,133	17
PCS	26,662	1	-	-
Total Shipments	6,553,409	100	6,287,473	100

Selling Prices	$/Ton		$/Ton
Mill external shipments	574.70		523.44
Fabricated steel shipments	752.93		705.42

Scrap Charged	193.79		178.28

Metal Spread (selling price less scrap)
Mill external shipments	380.91		345.16
Fabricated steel shipments	559.14		527.14

Mill manufacturing cost	249.17		239.38

Operating Income	78.27		63.70

EBITDA	115.42		98.76

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EARNINGS ($ in thousands, except earnings per share data) (Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005

NET SALES	$1,039,133	$934,243	$4,464,203	$3,897,143

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	847,036	765,190	3,610,812	3,253,865
Selling and administrative	55,099	32,783	191,778	125,558
Depreciation	29,056	27,167	142,984	103,035
Other operating (income) expense	(2,332)	4,356	5,687	14,180
	928,859	829,496	3,951,261	3,496,638

INCOME FROM OPERATIONS	110,274	104,747	512,942	400,505

EARNINGS FROM JOINT VENTURES	12,588	23,054	115,606	91,201

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	122,862	127,801	628,548	491,706

OTHER EXPENSES
Interest, net	7,039	11,730	43,619	50,420
Foreign exchange loss (gain)	2,026	(386)	1,135	(1,554)
Amortization of intangible assets	1,247	717	3,506	2,656
	10,312	12,061	48,260	51,522

INCOME BEFORE INCOME TAXES	112,550	115,740	580,288	440,184

INCOME TAX EXPENSE	40,467	35,348	198,929	144,687

INCOME BEFORE MINORITY INTEREST	72,083	80,392	381,359	295,497

MINORITY INTEREST	2,713	-	2,713	-
NET INCOME	$69,370	$80,392	$378,646	$295,497

EARNINGS PER COMMON SHARE - BASIC	$0.23	$0.26	$1.24	$0.97
EARNINGS PER COMMON SHARE - DILUTED	$0.23	$0.26	$1.24	$0.97

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31,	December 31,
	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	$109,236	$414,259
Restricted cash	498	473
Short term investments	123,430	-
Accounts receivable, net	460,828	344,758
Inventories	820,485	745,165
Deferred tax assets	38,538	23,212
Costs and estimated earnings in excess of billings on uncompleted contracts	2,977	-
Other current assets	41,051	23,236
Total Current Assets	1,597,043	1,551,103

Investments	167,466	153,439
Property, Plant and Equipment	1,119,458	955,601
Goodwill	301,892	122,716
Deferred Financing Costs	12,029	14,451
Deferred Tax Assets	12,948	23,424
Other Assets	21,685	8,717
TOTAL ASSETS	$3,232,521	$2,829,451

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$317,425	$306,673
Accrued salaries, wages and employee benefits	110,237	66,744
Accrued interest	20,909	21,003
Income taxes payable	19,478	13,140
Accrued sales, use and property taxes	8,024	4,598
Current portion of long-term environmental reserve	12,238	3,325
Billings in excess of costs and estimated earnings on uncompleted contracts	15,443	-
Other current liabilities	21,723	18,554
Current portion of long-term borrowings	214	1,014
Total Current Liabilities	525,691	435,051

Long-term Borrowings, Less Current Portion	431,441	432,737
Convertible Debentures	-	96,594
Accrued Benefit Obligations	238,503	147,167
Long-term environmental reserve, Less Current Portion	9,993	13,083
Other Liabilities	38,082	52,163
Deferred Tax Liabilities	52,963	68,637
Minority Interest	83,714	-
TOTAL LIABILITIES	1,380,387	1,245,432
Shareholders' Equity
Capital stock	1,016,287	1,010,341
Retained earnings	827,674	540,415
Accumulated other comprehensive income	8,173	33,263
TOTAL SHAREHOLDERS' EQUITY	1,852,134	1,584,019
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,232,521	$2,829,451

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands) (Unaudited)

	Year Ended
	December 31,	December 31,
	2006	2005
OPERATING ACTIVITIES
Net income	$378,646	$295,497
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	2,713	-
Depreciation	142,984	103,035
Amortization	3,506	2,656
Write off unamortized fair market value adjustment	5,604	-
Deferred income taxes	1,985	17,256
Loss (gain) on disposition of property, plant and equipment	(8,914)	3,328
Income from joint ventures	(115,606)	(91,201)
Distribution from joint ventures	101,576	115,828
Melt shop closure expenses	9,400	-

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	23,483	18,898
Inventories	(10,594)	113,056
Other assets	(20,472)	(1,284)
Liabilities	(6,143)	1,387
NET CASH PROVIDED BY OPERATING ACTIVITIES	508,168	578,456

INVESTING ACTIVITIES
Additions to property, plant and equipment	(214,363)	(135,864)
Proceeds received from sale of property, plant and equipment	14,110	6,444
Acquisitions	(214,938)	(49,654)
Opening cash from acquisitions	21,934	-
Purchases of short-term investments	(1,531,535)	(148,650)
Sales of short-term investments	1,408,105	148,650
NET CASH USED IN INVESTING ACTIVITIES	(516,687)	(179,074)

FINANCING ACTIVITIES
Payments on term loans	(7,496)	(4,392)
Retirement of Sheffield Steel bonds	(88,493)	-
Retirement of convertible debentures	(111,990)	-
Additions to deferred financing costs	(404)	(3,491)
Cash dividends	(91,387)	(66,935)
Proceeds from issuance of employee stock purchases	1,290	823
Excess tax benefits from share-based payment arrangements	1,998	1,007
Change in restricted cash	(25)	(8)
NET CASH USED IN FINANCING ACTIVITIES	(296,507)	(72,996)
Effect of exchange rate changes on cash and cash equivalents	3	(259)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(305,023)	326,127
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	414,259	88,132
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$109,236	$414,259